December 11, 2012

VIA EDGAR

Ms. Karen Rossotto

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Aspiriant Global Equity Trust (the “Trust”)
File Nos. 333-178600 and 811-26488

Dear Ms. Rossotto:

This letter responds to your oral comments regarding pre-effective amendment no. 2 to the Trust’s registration statement, which was filed with the U.S. Securities and Exchange Commission on November 2, 2012. Your comments and the Trust’s responses are set forth below. The Trust requests that its registration statement be declared effective by no later than Friday, December 14, 2012. As previously discussed, all changes to the Trust’s prospectus and SAI responding to your comments will be reflected in a filing made pursuant to Rule 497(c) under the Securities Act of 1933 soon after the registration statement is declared effective.

Prospectus

1.

Comment: Please indicate supplementally whether derivatives will count toward the 80% test under Rule 35d-1. If they will, disclose that fact in the prospectus. Also, confirm that if they are counted toward the 80% test, market value is used (rather than notional value).

Response: Derivatives will not count toward the 80% test under Rule 35d-1.

2.	Comment: On page 2, under Principal Investment Strategies, please disclose that the Fund has set no limit on its investment in derivatives.

Response: A sentence will be added stating that the Fund’s investment in derivatives is limited to no more than 20% of its assets and as otherwise may be limited by applicable law.

Ms. Karen Rossotto

December 11, 2012

3.

Comment: Please respond supplementally to the following questions regarding the Fund’s investment in the unregistered investment company described on page 2 in the fourth paragraph under Principal Investment Strategies —

(1)	Why does the investment in the unregistered fund help effectuate the strategy?

(2)	Does the unregistered fund rely on 3(c)(1) or 3(c)(7)?

(3)	Is it a hedge fund?

(4)	What is the maximum percentage of the Fund’s assets that will be invested in the unregistered fund?

(5)	Will it be treated as an illiquid security?

(6)	How will the Fund value the assets for purposes of calculating net asset value?

Response:

(1) The investment in the unregistered fund is designed to protect equity assets when the market has a sharp decline, generally defined as a 20% drop. This is referred to as tail-risk hedging because it is on the tail of a normal distribution and, therefore, has a lower probability than the smaller, more frequent declines.

(2) The unregistered fund relies on Section 3(c)(7).

(3) It is a “hedge fund” as defined for Form PF purposes. It invests primarily in listed, exchange-traded options and futures, and will be managed by Universa Investments L.P., an SEC-registered and CFTC-registered investment adviser that is unaffiliated with Aspiriant.

(4) The Fund will invest no more than 10% of its assets in the unregistered fund.

(5) The investment in the unregistered fund will be treated as an illiquid security.

(6) The independent administrator of the unregistered fund, Stone Coast Fund Services, LLC, will calculate a daily net asset value of the Fund’s limited partner interest in the unregistered fund. That value is based primarily on the closing prices of the unregistered fund’s investments (as mentioned above, primarily listed, exchange-traded options and futures). Any cash from interest payments will be valued at face value.

4.	Comment: In the carryover paragraph on the top of page 3, there is a list of permitted derivatives. Please confirm supplementally that the Fund is appropriately covering these investments.

Response: The Trust confirms that it will appropriately cover these investments in accordance with its asset segregation policy.

Ms. Karen Rossotto

December 11, 2012

5.

Comment: On page 4, in Illiquid Investments under Principal Risks, please disclose that the unregistered fund will be treated as an illiquid investment. Also, if appropriate, add additional risk disclosure regarding the unregistered fund.

Response: A sentence will be added stating that the investment in the unregistered fund will be treated as an illiquid investment. No additional risk disclosure will be added because it has been determined that the existing risk disclosure is sufficient.

6.	Comment: On page 7, in the first full paragraph, please further plain English the first sentence.

Response: The sentence will be replaced with the following —

“The Fund seeks to fully hedge the equity portion of the Fund’s investments using derivatives, as noted above, by targeting the range of securities represented in the Index. The ability to fully hedge may depend on the (i) the amount of assets in the Fund, (ii) the commercially available terms of the derivative instruments, (iii) general market conditions, and (iv) estimates of the fees and expenses of the Fund, as determined by the Fund in its sole discretion.”

Statement of Additional Information

7.

Comment: With respect to the second fundamental investment restriction listed on page 7, to further clarify the intent, please add an explanation to the section stating that “U.S. Government Securities, repurchase agreements collateralized by U.S. Government Securities, and securities of other investment companies” are not considered industries.

Response: The requested disclosure will be added.

8.	Comment: In the carryover paragraph on the top of page 23, please add disclosure about the procedures regarding portfolio holdings disclosure.

Response: The following information will be added to the paragraph —

“The Trust will disclose its portfolio holdings in regulatory filings, including shareholder reports, reports on Form N-Q, and such other filings, reports or disclosure documents as may be required by law. The Trust may in the future post its portfolio holdings on a monthly basis to a website. The Adviser, along with the

Ms. Karen Rossotto

December 11, 2012

Trust’s administrator, is responsible for disclosure of portfolio holdings to Service Providers (which may also include auditing services, proxy voting and other services, such as disclosure to a rating or ranking organization). To ensure that the disclosure of the Trust’s portfolio holdings is in the best interests of shareholders, and to avoid any potential or actual conflicts of interest with Service Providers, the disclosure of the Trust’s portfolio holdings for a legitimate business purpose will be approved by the Trust’s Board of Trustees in advance of the disclosure, other than with respect to disclosure to existing Service Providers in connection with their provision of services to the Trust. In the event that the Trust or a Service Provider discloses the Trust’s portfolio holdings to a selected third-party for a legitimate business purpose prior to the release of the Trust’s portfolio holdings to the public, such third party shall be required to execute a confidentiality agreement that, among other things, prohibits trading on such information.”

The Trust acknowledges that (i) should the SEC or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the SEC from taking any action with respect to the filing, (ii) the action of the SEC or the staff, acting pursuant to delegated authority, in declaring the registration statement effective, does not relieve the Trust from its full responsibility for the adequacy and accuracy of the disclosure in the filing, and (iii) it may not assert this action as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Please contact me at (202) 373-6799 with questions or comments.

Sincerely,

W. John McGuire